UNITED STATES
                          SECURITIES AND EXCHANGE COMMISSION
                                WASHINGTON D.C.  20549

                                     SCHEDULE 13D

                      UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                 (AMENDMENT NO. 16)*

                                  GIANT GROUP, LTD.
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                                   (Name of Issuer)

                        COMMON STOCK, PAR VALUE $.01 PAR VALUE
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                            (Title of Class of Securities)

                                      374503100
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                                    (CUSIP Number)

                                    Burt Sugarman
                                c/o GIANT GROUP, LTD.
                                9000 Sunset Boulevard
                                      10th Floor
                            Los Angeles, California  90069
                                    (310) 273-5678
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             (Name, Address and Telephone Number of Person Authorized to
                         Receive Notices and Communications)

                                    March 30, 1998
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               (Date of Event which Requires filing of this Statement)

          If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this
          Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

          Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in
          Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

          Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

          *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to a subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

          The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to liabilities of this section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  Page 1 of 5 pages

                                     SCHEDULE 13D

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          CUSIP No. 374503100                      Page  2  of  5  Pages

          -------------------------               -------------------------

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          1  NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             BURT SUGARMAN
             S.S. #. ###-##-####
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          2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a) [ ]
                                                                    (b) [ ]
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          3  SEC USE ONLY

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          4  SOURCE OF FUNDS*

             PF
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          5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEMS 2(d) or 2(E)                             [X]

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          6  CITIZENSHIP OR PLACE OF ORGANIZATION

             U.S.
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                           7     SOLE VOTING POWER
          NUMBER OF
                                 2,988,672 shares (includes options to
          SHARES                  purchase 1,799,202 shares).
                          -------------------------------------------------
          BENEFICIALLY     8    SHARED VOTING POWER

          OWNED BY              0
                          -------------------------------------------------
          EACH             9    SOLE DISPOSITIVE POWER

          REPORTING             2,988,672 shares (includes options to
                                 purchase 1,799,202 shares).
          PERSON WITH     -------------------------------------------------
                          10    SHARED DISPOSITIVE POWER

                                0
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          11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             2,988,672 shares (includes options to purchase 1,799,202
             shares).
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          12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES*                                                    [X]
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          13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             60.0%
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          14 TYPE OF REPORTING PERSON*

             IN
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                        *SEE INSTRUCTIONS BEFORE FILLING OUT!

                Item 1.  Security and Issuer.  This statement relates to
                ------   --------------------

          the Common Stock, par value $.01 per share (the "Common Stock"),

          of GIANT GROUP, LTD., a Delaware corporation (the "Company"),

          the principal executive offices of which are located at 9000

          Sunset Boulevard, 16th floor, Los Angeles, California  90069.

          This statement is the 16th amendment to a Schedule 13D initially filed by Burt Sugarman on January 13, 1982.  Except to the extent amended herein, the information as set forth in his Schedule 13D,

          as amended, remains in effect.

                Item 5.  Interest in Securities of the Issuer.
                ------   -------------------------------------

                (a) and (b)  The following table sets forth information

          with respect to Common Stock beneficially owned by Mr. Sugarman as of April 2, 1998 (based upon 3,180,655 shares outstanding as of March 31, 1998):


                Number of       Nature of Beneficial        Approximate % of
                 Shares              Ownership             Outstanding Shares
                --------        --------------------       ------------------

              2,988,672(1)        Sole Voting and                 60.0%
                                  Investment Power

                (1) Includes 1,799,202 shares under presently exercisable

          options, of which options for 1,599,202 shares are exercisable at

          $6.75 per share expiring in March 2005, and options for 200,000 shares are exercisable at $8.25 per share expiring in September

          2006.

                   Mr. Sugarman's wife owns 109,050 shares of the Company's

          Common Stock.  Mr. Sugarman disclaims beneficial ownership of the

          Company's securities owned by his wife.  She exercises her own investment decision in effecting transactions in the Company's securities and uses her own personal funds in payment for such securities.

                (c)      During the 60 days preceding April 2, 1998, Mr.

          Sugarman's spouse had the following open-market purchases of the

          Company's Common Stock:

                   Trade                   Number                  Total
                   Date                    of Shares               Cost
                   ------                  ---------               -----

                March 19, 1998             10,000                  $ 55,504
                March 25, 1998              7,000                    38,417
                March 26, 1998              5,000                    27,442
                March 30, 1998             15,000                    85,129
                April  1, 1998             51,500                   286,017





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

                                      SIGNATURE
                                      ---------

                   After reasonable inquiry and to the best of my knowledge

          and belief, I certify that the information set forth in this statement is true, complete and correct.



          Dated:  April 2, 1998




                                                   /s/ Burt Sugarman
                                                 --------------------------
                                                        Burt Sugarman




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